UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 25, 2010

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                            No    ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated February 25, 2010 – China Yuchai International Announces Unaudited 2009 Financial Results

99.2	Unaudited Financial Statements for year ended December 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: February 25, 2010

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Boo Guan Saw
Name:	Mr Boo Guan Saw
Title:	President and Director

Exhibit 99.1

China Yuchai International Announces

Unaudited 2009 Financial Results

Singapore, Singapore –February 25, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today its unaudited consolidated financial results for 2009 and selected key financial data for the fourth quarter of 2009.

The consolidated financial results for fiscal year 2009 have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Prior to Q4 2009, the Company prepared its consolidated financial results in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain significant respects from IFRS. The Company’s Board of Directors approved the change in the Company’s financial reporting standards from U.S. GAAP to IFRS to more closely align China Yuchai’s financial reporting with its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) and HL Global Enterprises Limited (“HLGE”), as their financial results are prepared in accordance with PRC GAAP and Singapore Financial Reporting Standards, respectively, which are closely aligned with IFRS. HLGE is considered a subsidiary of China Yuchai under IFRS. With retroactive effect from the beginning of FY 2008, China Yuchai will be reporting its consolidated financial results using IFRS in its FY 2009 Form 20-F which will be filed in accordance with the requirements of the U.S. Securities and Exchange Commission (“SEC”). In March 2008, the SEC adopted rule amendments permitting foreign private issuers to file their financial statements in accordance with IFRS.

Key Unaudited Fourth Quarter, 2009 Financial Information

Unaudited net revenues (determined in accordance with IFRS) for the fourth quarter of 2009 was approximately RMB 3.2 billion (US$ 471.2 million). The total number of diesel engines sold by GYMCL during the fourth quarter of 2009 was 101,363 compared with 114,855 units during the third quarter of 2009. As a result of the conversion of the Company’s accounts from US GAAP to IFRS in the fourth quarter of 2009, the foregoing fourth quarter information was compiled by the Company using summary IFRS accounting policies, and is not directly comparable with the Company’s third quarter 2009 information (which was prepared in accordance with US GAAP).

Unaudited Consolidated Financial Results for 2009 and 2008 based on IFRS

The consolidated financial results for fiscal year 2008 included in this press release were originally prepared in accordance with U.S. GAAP but have been restated on an unaudited basis in accordance with IFRS for comparative purposes. The Company’s independent auditors are in the process of completing their audit of our IFRS financial statements for 2008 and 2009. These unaudited numbers disclosed in this announcement are, therefore, subject to change.

Net revenues for 2009 increased 26.3% to RMB 13.1 billion (US$ 1.9 billion) from RMB 10.4 billion (US$ 1.5 billion) in 2008. The total number of diesel engines sold by GYMCL for 2009 was 467,899 units, a 25.7% increase compared with 372,280 units sold in 2008. The increase in net revenues was a result of greater unit volume across the board.

Gross profit in 2009 rose 24.0% to RMB 2.5 billion (US$ 372.2 million) from RMB 2.0 billion (US$ 300.1 million) in 2008. The gross margin was 19.3% versus 19.7% in 2008. The slight decrease in gross margin was mainly due to a larger percentage of sales of the lower margin, smaller engines as well as higher costs in producing engines compliant with National III emission standards. Smaller engines are commonly installed in agricultural-related vehicles such as farming equipment and pick-up trucks which received a boost in demand from the Chinese government’s stimulus measures.

In 2009, the Company continued to deploy more expenditure towards the research and development (“R&D”) of low emissions, high fuel efficient engines, incurring RMB 297.3 million (US$ 43.5 million) versus RMB 184.8 million (US$ 27.1 million) in 2008. This represented a 60.9% increase year-over-year. As a percentage of net revenues, R&D spending was 2.3% of net revenues in 2009 and 1.8% in 2008. Investments in these activities will better position the Company for future growth and contribute to the Government’s environmental initiatives.

In line with the increase in the number of diesel engines sold in 2009, selling, general & administrative expenses (“SG&A”) rose 15.8% in 2009 to RMB 1,468.1 million (US$ 215.0 million) compared with RMB 1,268.1 million (US$ 185.7 million) in 2008. SG&A expenses was 11.2% of 2009 revenues and this compared favorably with 12.2% in 2008.

Operating income rose 30.1% in 2009 to RMB 776.0 million (US$ 113.6 million) from RMB 596.3 million (US$ 87.3 million) in 2008. The increase was mainly due to higher gross profit and more effective cost-control measures on SG&A expenses. The operating margin was 5.9% in 2009 versus 5.7% in 2008.

Interest expense in 2009 was RMB 77.5 million (US$ 11.4 million), compared with RMB 150.4 million (US$ 22.0 million) in 2008. The lower interest expense was due to the Company’s improved balance sheet, in particular lower bank borrowings, stronger cash flow generation, and higher trade credits from suppliers (represented by trade accounts payable).

Other income in 2009 was RMB 78.5 million (US$ 11.5 million) compared with RMB 19.5 million (US$ 2.9 million) in 2008 mainly due to higher interest income, dividend income, government grant and write back of payables.

There was a one-time write back of approximately RMB 203 million (US$ 29.7 million) from GYMCL’s acquisition of the 100% equity of Guangxi Yulin Hotel Company Ltd. (“Yulin Hotel Company”) to settle past loans by GYMCL worth an aggregate principal amount of RMB 205 million. Details of this transaction was previously reported by the Company.

Net income in 2009 was RMB 628.0 million (US$ 92.0 million) compared with RMB 240.0 million (US$ 35.2 million) for 2008. Earnings per share for 2009 was RMB 16.85 (US$ 2.47) compared with RMB 6.44 (US$ 0.94) in 2008. Net income in 2009, excluding the one-time write back from the acquisition of the 100% equity of Yulin Hotel Company as stated above, was RMB 472.9 million (US$ 69.3 million), or earnings per share of RMB 12.69 (US$ 1.86). The improvement in net income was mainly due to higher sales volume, better expense control, lower interest expense as well as higher other income.

As of December 31, 2009, a total of 37,267,673 shares were issued and outstanding.

In September 2009, China Yuchai declared a $0.10 per ordinary share cash dividend that was paid out on October 16, 2009. In view of the Company’s performance in 2009, the Board of Directors has approved a quantum of US$0.25 per ordinary share be paid as cash dividend. The declaration, record and payment dates are to be determined at a later date pending receipt of the Company’s share of dividends from GYMCL for the financial year 2009.

Cash and cash equivalent was RMB 3.7 billion (US$ 535.7 million) on December 31, 2009, compared with RMB 823.7 million at the end of 2008. Accounts receivable was RMB 2.5 billion (US$ 365.5 million) at the end of 2009, compared with RMB 2.5 billion at the previous year end. Inventory was RMB 2.2 billion (US$ 317.0 million) at the end of 2009 compared with RMB 2.2 billion in 2008. Trade accounts payable increased from RMB 2.6 billion in 2008 to RMB 4.9 billion (US$ 719.8 million) as GYMCL, the Company major operating subsidiary, was able to more effectively utilize this source of financing. Short-term and long-term borrowing decreased from RMB 1.3 billion at the end of 2008 to RMB 953.6 million (US$ 139.7 million) at the end of December 2009.

Mr. Boo Guan Saw, President of China Yuchai, commented, “We are very excited that China Yuchai closed 2009 with a strong performance and much improved fundamentals across all areas from sales and product development to strategic partnerships and financial management. Once again, we have been rated the Number 1 seller of diesel engines in China in 2009. In January 2010 the positive trend continued with total sales volume of 83,040 units. The Chinese government’s timely stimulus packages revitalized the domestic automotive sector and boosted the economy in inland China, which will likely become the growth engine for China in the next 5 years. With the continued growth in infrastructure expansion such as high-speed railways, inter-city highways, ports, hospitals and airports, we benefited from this favorable macroeconomic trend. As further infrastructure development occurred in central China, the usage of diesel engine powered trucks and buses increased and we need to maintain our market share in the medium and large bus segment by providing high quality products and excellent customer service support. As the Chinese government continues to strengthen its enforcement on emissions control and promoting low carbon technology, China Yuchai’s investment in R&D will enhance its leading, environmental friendly engine technologies to gain further traction among our existing and future customers.”

“We have taken steps to enhance our production capacity by introducing new manufacturing techniques at our facilities in Yulin, and completed phase one of our new assembly facility in Xiamen, as well as developed partnerships with global powerhouses like Caterpillar and domestic industry leaders such as CIMC-Chery Auto, with whom we will launch new heavy-duty diesel engines. With our wide product offerings and strong R&D capability, we will further reinforce our leadership in the Chinese diesel engine sector even as we put more emphasis on exports in 2010,” Mr. Saw concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8282 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2009 or at any other date.

Unaudited Full Year 2009 Financial Results Web Cast

An audio web cast for the investment community has been scheduled for 8:30 A.M. Eastern Standard Time today, February 25, 2010. The call will be hosted by Mr. Boo Guan Saw, President, and Mr. Weng Ming Hoh, Chief Financial Officer, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.

The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@grayling.com dixon.chen@grayling.com

— tables follow —

Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the year ended December 31, 2009

(RMB and USD amounts expressed in thousands, except per share data)

	YTD 31st December, 2009		YTD 31st December, 2008
	Rmb ‘000	USD ‘000	Rmb ‘000	USD ‘000
Revenues, net	13,144,245	1,924,994	10,404,788	1,523,797
Cost of goods sold	10,602,945	1,552,817	8,355,652	1,223,698
Gross profit	2,541,300	372,177	2,049,136	300,099
Research & development	297,259	43,534	184,794	27,063
Selling, general and administrative expenses	1,468,071	215,001	1,268,059	185,709
Operating income	775,970	113,642	596,283	87,327
Interest expenses	77,543	11,356	150,409	22,028
Other income	(78,474)	(11,493)	(19,461)	(2,850)
Share of (profit)/loss of affiliates	(3,078)	(451)	(2,717)	(398)
Share of (profit)/loss of joint ventures	16,000	2,343	(13,691)	(2,005)
Income before income taxes and minority interests	763,979	111,887	481,743	70,552
Income taxes	147,780	21,643	110,526	16,187
Profit from continuing operations	616,199	90,244	371,217	54,365
Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loan	(202,950)	(29,722)	—	—
(Profit)/Loss from discontinued operations	(13,022)	(1,907)	33,985	4,977
	832,171	121,873	337,232	49,388
Minority interests	204,196	29,905	97,196	14,234
Net income	627,975	91,968	240,036	35,154
Net earnings per common share	16.85	2.47	6.44	0.94

Note: Both 2008 and 2009 financials are prepared in conformity with IFRS. The amounts are unaudited and subject to change.

CHINA YUCHAI INTERNATIONAL LIMITED

Selected Unaudited Consolidated Balance Sheet Items

(Rmb and USD amounts are expressed in thousands)

	As of December 31, 2008	As of December 31, 2009
	Rmb ‘000	Rmb ‘000	USD ‘000

Cash balances	823,696	3,657,913	535,707
Trade accounts receivable, net	2,538,135	2,495,930	365,533
Inventories, net	2,250,044	2,164,399	316,979
Investment in affiliated companies	500,344	565,003	82,746
Net current assets	961,908	1,830,609	268,095
Total assets	9,967,644	13,256,349	1,941,412
Trade accounts payable	2,619,136	4,914,969	719,804
Short-term and long-term borrowings	1,325,488	953,646	139,663
Shareholders’ equity and accumulated other comprehensive income	3,415,121	4,018,914	588,576

Note: Both 2008 and 2009 financials are prepared in conformity with IFRS. The amounts are unaudited and subject to change.

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